VIA EDGAR

August 12, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joseph Klinko
John Cannarella

Re:	Jayud Global Logistics Limited
Form 20-F for the Fiscal Year ended December 31, 2023 Filed April 26, 2024 File No. 001-41656

Dear Messrs. Klinko and Cannarella:

On behalf of our client, Jayud Global Logistics Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the comments contained in the Staff’s letter dated July 22, 2024 on the Company’s Form 20-F for the fiscal year ended December 31, 2023 filed on April 26, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 20-F for the Fiscal Year ended December 31, 2023

Financial Statements

Note 3 - Going Concern, page F-26

1.

We note that your auditor includes an explanatory paragraph in the audit opinion indicating there is substantial doubt about your ability to continue as a going concern, which would be based in part on the auditor’s consideration of management’s plans to mitigate the underlying conditions or events pursuant to AS 2415.

You provide corresponding disclosures in Note 3, regarding the evaluations that management performed of the conditions or events that raise substantial doubt about your ability to continue as a going concern, and of management’s plans to mitigate the underlying conditions or events, to address the requirements in FASB ASC 205-40.

However, you have disclosure on page 88 that is contrary to the views of the auditor and management as referenced above. Please address the inconsistency between your disclosure on page F-26, stating that management’s plan cannot alleviate substantial doubt of your ability to continue as a going concern, and disclosure on page 88, stating that substantial doubt is alleviated by management’s plan.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to file an amendment to the 2023 Form 20-F (the “20-F Amendment”) with revised disclosure on page 88 as follows:

~~Based on the approved management plan and shareholder financing, the Company concluded that substantial doubt is raised but is alleviated by management’s Plans.~~ Based on the approved management plan and shareholder financing, the Company concluded that substantial doubt is raised and cannot be alleviated by management’s Plans.

Note 15 - Equity, page F-37

2.

We note your disclosure on page F-38 indicating that U.S. $5 million received in January and February 2023 pursuant to a subscription agreement involving the issuance of 2 million Class A ordinary shares “to various third parties” during September 2022, was utilized to make “the reorganization payments.” You appear to report corresponding reorganization payments of RMB 35 million in your Statements of Changes in Shareholders’ Equity/(Deficit) and Statements of Cash Flows on pages F-6 and F-7.

However, your disclosure on page F-8 indicates that RMB 35 million had already been paid by your wholly-owned subsidiary, Jayud Global Logistic (Hong Kong) Limited (“JYD HK”), in exchange for 100% of Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”), as part of the reorganization in September 2022.

You disclose that your historical financial statements were prepared on a combined basis for periods in advance of the reorganization date, as if the reorganization occurred at the beginning of earliest period shown, and represent that all of the entities involved in the reorganization were under common control before and after the event.

Please revise your disclosures to clarify whether the reorganization payments made in January and February 2023 correspond to the reorganization payments mentioned in referring to the acquisition of JYD WLKJ by JYD HK, stating the transaction “resulted in payment of RMB 35Mil for share purchase from initial shareholders.”

Tell us why this transaction is not mentioned in the corresponding disclosures about the reorganization on page F-10 of the Form F-1/A filed on March 21, 2023, or page F-8 of the Form 20-F filed on May 15, 2023, and if settlement did not occur until 2023, why you did not report a reorganization payment liability on the balance sheets that were presented on a combined/common control basis for dates prior to settlement.

Please submit the accounting and disclosure revisions that you propose to provide clarification or to otherwise address the concerns outlined above and that would provide the following additional information.

●	The terms of the arrangements under which reorganization payments were made, including the extent to which reorganization payments constitute a return of principal on loans made to the company or its subsidiaries by investors, return of capital related to prior equity investments, or share purchase consideration.

●	The terms that would govern any incremental payments to shareholders or prior investors, regardless of the manner by which the payments would be characterized, or clarification if there are no other arrangements that could reasonably result in additional payments, other than in settlement of liabilities that have been appropriately recognized and reported in your financial statements.

●	The identities of the recipients of the reorganization payments along with an indication of their relationship with the consolidated entity and its consolidated subsidiaries, to include the extent of any ongoing ownership interests and any change in their interests made in conjunction with the reorganization payments.

With regard to the “share purchase from initial shareholders” described on page F-8, also provide us with an explanation of how you formulated the view that JYD WLKJ was under common control during periods prior to the reorganization, to include details of ownership before and after the exchange requiring the RMB 35 Mil payment.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that:

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Reorganization Transaction

On September 6, 2022, Jayud Global Logistic (Hong Kong) Limited (“JYD HK”), a wholly owned subsidiary of the Company, and the shareholders of Shenzhen Jayud Logistics Technology Co., Ltd. (“JYD WLKJ”), collectively referred to as the “Initial Shareholders,” entered into certain reorganization agreements (the “Agreements”). On September 6, 2022, the Initial Shareholders of JYD WLKJ transferred their equity interests in JYD WLKJ to Jayud Hong Kong in exchange for the 15,829,600 ordinary shares issued by the Company to the Initial Shareholders.  Therefore, September 6, 2022, was established as the date on which the reorganization was completed.

On September 6, 2022, JYD HK acquired 100% of the equity interests in JYD WLKJ from the Initial Shareholders, gaining direct control over JYD WLKJ. Consequently, the Initial Shareholders indirectly controlled JYD WLKJ through their control of the Company and JYD HK. Since the Company and its subsidiaries were effectively controlled by the same group of shareholders—the Initial Shareholders, who held 100% of JYD WLKJ both immediately before and after the reorganization—the reorganization was accounted for as a recapitalization.

Payment of RMB 35 Million

The RMB 35 million payment was made by the Company under the Agreements dated September 6, 2022 and a supplemental agreement dated September 7, 2022, entered by and among the Company, Initial Shareholders, and JYD HK (the “Supplemental Agreement”). Pursuant to the Supplemental Agreement, the Initial Shareholders are entitled to RMB 35 million to be paid by the Company provided that the Company would complete its IPO within one year after the reorganization. On September 7, 2022, in order to clarify payment terms of the Agreements, the Company entered into this supplemental agreement, which stipulated that if the IPO was successfully completed within one year of the reorganization date, the Company would pay the Initial Shareholders RMB 35 million. If the IPO was not completed within that time frame, no payment would be made. Since the liability is conditional upon the successful completion of the IPO, which was not considered probable until the IPO was finalized, the Company did not accrue this liability as of December 31, 2022, in accordance with ASC 450.

In January and February 2023, the Company received $5 million from third-party investors in total in exchange for the issuance of 2,000,000 Class A ordinary shares. The Company cleared most SEC comments and made public filing on February 17, 2023. Therefore, anticipating the imminent completion of the IPO, the Company used the proceeds from this issuance to make a cash payment of RMB 35 million to the Initial Shareholders in January and February 2023 pursuant to the Supplemental Agreement.

All the recipients were the Initial Shareholders of JYD WLKJ, who directly controlled 100% equity interests of JYD WLKJ prior to the reorganization and indirectly controlled 100% equity interests of JYD WLKJ through the Company and JYD HK on the date of reorganization. Therefore, the Company and its subsidiaries were effectively controlled by the Initial Shareholders immediately before and after the reorganization completed on September 6, 2022.

Controlling Shareholders’ commitment

On September 7, 2022, the controlling shareholder, Xiaogang Geng, signed a commitment letter and agreed that he would assist the Company to raise at least $6 million within 36 months after the IPO, otherwise, he would commit to contribute at least $6 million to the Company and its subsidiaries for operation use. The commitment with conditions did not create enforceable obligations from the controlling shareholder to the Company as of December 31, 2022 and 2023 since the IPO was completed in April 2023, therefore, the controlling shareholder’s commitment did not have a determinable significant effect on the financial statements as of December 31, 2022 and 2023. No disclosure was necessary for the shareholder commitment in the financial statements for the years ended December 31, 2022 and 2023.

Proposed Revisions to the 2023 Form 20-F

The Company acknowledges that it should have disclosed the RMB 35 million payment arrangements in Note 17, “Subsequent Events,” of the Form F-1/A filed on March 21, 2023, and in the Form 20-F filed on May 15, 2023. The Company proposes the following revisions in the 2023 Form 20-F Amendment:

●	To rename the RMB 35 million payment from “reorganization payment” to “Payment to the Initial Shareholders” throughout the document to avoid confusion;

●	To revise the description of “Financing activities” on page 91 of the 2023 Form 20-F as follows:

In September 2022, Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) directly invested in Shenzhen Jayud Logistics Technology Co., Ltd. (“JYD WLKJ”) as its direct wholly-owned subsidiary. On September 6, 2022, the Company and the shareholders of JYD WLKJ, collectively referred to as the “Initial Shareholders,” entered into certain reorganization agreements (the “Agreements”). On September 6, 2022, the Initial Shareholders transferred their equity interests in JYD WLKJ to JYD HK, a wholly owned subsidiary of the Company in exchange for 15,829,600 ordinary shares issued by the Company to the Initial Shareholders. Therefore, September 6, 2022, was established as the date on which the reorganization was completed.

The Company entered into a supplemental agreement (the “Supplemental Agreement”) with the Initial Shareholders on September 7, 2022. This Supplemental Agreement stipulated that if the IPO was successfully completed within one year of the reorganization date, the Company would pay RMB 35 million to the Initial Shareholders; otherwise, no payment would be made.

In January and February 2023, anticipating the imminent completion of the IPO, the Company voluntarily settled and made the payment of RMB 35 million to the Initial Shareholders pursuant to the Agreements and the Supplemental Agreement. There are no other arrangements that could reasonably result in additional payments beyond those related to liabilities that have been appropriately recognized and reported in the financial statements.

●	To add the description in the third paragraph of “Liquidity and Capital Resources” on page 88 of the 2023 Form 20-F as follows:

On September 7, 2022, the Controlling Shareholder of the Company signed a commitment letter agreeing to assist the Company in raising at least $6 million within 36 months after the IPO. Otherwise, he would contribute at least $6 million to the Company and its subsidiaries for operational use without receiving any consideration.

Please do not hesitate to contact me by telephone at +1 (310) 728-5129 or via e-mail at lvenick@loeb.com with any questions or comments regarding this correspondence.

Yours sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc:	Mr. Xiaogang Geng, Chairman and Chief Executive Officer, Jayud Global Logistics Limited Ms. Lin Bao, Chief Financial Officer, Jayud Global Logistics Limited

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